July 24, 2012

VIA EDGAR AND ELECTRONIC DELIVERY

Edward P. Bartz, Esq.

Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8626

Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Registration Statement on Form N-2
(Registration No. 333-181879)

Dear Mr. Bartz:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to be declared effective on July 26, 2012 at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

Very truly yours,

GLADSTONE INVESTMENT CORPORATION

By:	/s/ David Watson
David Watson
Chief Financial Officer

cc:	Darren K. DeStefano